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(212) 455-3971	malpuche@stblaw.com

January 22, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Max A. Webb

Re:	Smithfield Foods, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 9, 2007
File No. 333-138090

Ladies and Gentlemen:

On behalf of Smithfield Foods, Inc., we hereby submit for your review Amendment No. 3 to the above referenced registration statement of Smithfield Foods, Inc., originally filed with the Commission on October 19, 2006, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 3, which have been marked to show changes made to Amendment No. 2, as well as four unmarked copies of Amendment No. 3.

Set forth below are responses to the comments contained in the letter of the Staff of the Commission to Smithfield Foods, Inc., dated January 12, 2007. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3, unless otherwise noted.

Registration Statement

Notes to Unaudited Pro Forma Combined Condensed Financial Data, page 74

1.	We note your revised footnote (7) on page 76 in response to our prior comment 4 of our letter dated December 28, 2006. In addition to providing your fair value calculation for the converted Smithfield

Securities and Exchange Commission

Attention Mr. Max A. Webb

options, please also disclose the weighted average fair value and the assumptions used in determining the fair value of the outstanding PSF options which support your conclusion that the fair value of the converted options approximates the fair value of the PSF options. Also, please disclose the total number of outstanding PSF and converted Smithfield options used in determining the additional purchase price of $3.9 million.

In response to the Staff’s comment, Smithfield has revised footnote (7) of the Notes to Unaudited Pro Forma Combined Condensed Financial Data beginning on page 76.

Other

2.	Provide a currently dated consent from the independent public accountants in the amendment.

In response to the Staff’s comment, please see currently dated consents in Exhibits 23.4 and 23.5.

* * * * *

Please call Maripat Alpuche (212-455-3971) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Maripat Alpuche
Maripat Alpuche

cc:	Robert E. Spatt, Esq.
Simpson Thacher & Bartlett LLP

Michael H. Cole, Esq.
Smithfield Foods, Inc.

Rolaine Bancroft
Securities and Exchange Commission

Jean Yu
Securities and Exchange Commission

Linda Cvrkel
Securities and Exchange Commission